January 20, 2023

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Energy and Transportation

Attn: Cheryl Brown and Loan Lauren Nguyen

RE: Himalaya Technologies, Inc. (the “Company”) Offering Statement on Form 1-A

File No. 024-11980

Ladies and Gentlemen:

The Company now provides this letter in support of our Form 1-A/A providing an analysis of how Amendment #7 responds to the SEC’s common letter dated January 12, 2023:

On January 19, 2023, the Company filed Amendment #7 to update its Form 1-A/A after terminating any and all prior agreements for the potential acquisition of Business Media Solutions, Inc. (d/b/a Russell Associates) (the “Former Target”) as reported in the Company’s 8-K/A filed on January 13. 2023, which updated the October 28, 2022 8-K first announcing the potential transaction. The potential transaction with the Former Target is terminated by the Company resolving the SEC’s primary concerns regarding significance and probability and a need for audited financials of the Former Target.

1.	Comment #1: We have terminated the non-binding letter of intent (“LOI”) to acquire Business Media Solutions, Inc. (d/b/a Russell Associates) with no penalties, no break-up fees, no loss of consideration, and no exposure of any sort as we had argued would be the outcome in prior correspondences to the SEC (see Form 8-K/A filed January 13, 2023). The termination was mutual with no penalties or break-up fees for either party.

2.	Comment #2: The potential transaction for the acquisition of Business Media Solutions, Inc. (d/b/a Russell Associates) (the “Former Target”) has been terminated. The Company has terminated any and all plans to acquire the Former Target as it was not feasible under Commission requirements. There is no potential liability or other impact to the Company from the termination of the non-binding purchase agreement for the Former Target. Accordingly, we have removed all references to the potential acquisition of the Former Target and any confusion such references might have caused are now eliminated completely.

3.	Comment #3: We have clarified the Offering language to reflect the independence of our auditors relative to this Offering, given our auditors had no role in preparing or revising the Offering Circular and only reviewed it in order to provide their consent to using their audit opinions and reports included in the Offering Circular. We specifically noted that investors should seek advice of their own counsel and/or advisors to evaluate investment in our securities.

4.	Comment #4: In light of the termination of the potential acquisition of the Former Target, the Company confirms that it has no current plans or existing contracts or agreements to acquire any company or entity at this time. The Company shall not use any proceeds of the Reg A Offering for any partial or whole acquisition since it has not provided audited financials of any such target to investors in this Form 1-A.

5.	Comment #5: The accretion / dilution table and language errors have been corrected, and they are clarified with respect to impact on book value and purchase price of common shares by new investors.

Summary:

It has now been approximately 19 months since I was appointed CEO of Himalaya Technologies, Inc. in mid-2021. Since then, we have filed numerous Forms 10, Amendments to Forms 10, withdrawals of Form 10 at the SEC’s request literally the afternoon the day before Thanksgiving 2021 with no notice and under threat of monetary fines, a Form 1A for a Regulation A offering, now seven amendments to Form 1A, a Form 10-K, a Form 10-Q, and numerous Forms 8-K for information disclosures to investors including potential acquisitions which have now been terminated. We have saved the Company from revoked status after years of delinquency in the State of Nevada, retired default lenders, resolved litigation, obtained and filed three years of audited financials, aimed the business at growth opportunities, and positioned the shareholders for a bright future.

The SEC now has hundreds of pages of filings for this early-stage entity at its disposal with dozens of comments and responses to comments by its office and mine. Himalaya has spent roughly $250,000 - $300,000 during this process on debt clean-up, lawyer fees, transfer agent settlements and fees, filing service settlements and fees, press release fees, registered agent expenses, offering expenses, audit expenses, accounting expenses, and consulting fees. The Company can no longer sustain senseless cash burn with no path towards capitalizing the Company with this offering under a process that has not come to its conclusion for months. Given your interpretation of our now terminated LOI requiring audited financials for this Offering, the Company has terminated a great acquisition opportunity and lost all growth in its industry, but we are still prepared to fund our remaining growth plans.

Against this backdrop, I request that the SEC approve this Regulation A offering fulfilling the spirit of the JOBS ACT passed by Congress, so that this small Company can achieve its potential growth to the benefit of our loyal shareholders and constituents. If you have any questions regarding this latest filing, please call me at (212) 731-4806 or Milan Saha, the Company’s counsel, at (646) 397-9056 or (518) 478-4208. If needed, I will drive to Washington D.C. to meet you in person.

Sincerely,

Himalaya Technologies, Inc.

By:	/s/ Vikram Grover
Name:	Vikram Grover
Title:	Chief Executive Officer